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                            June 3, 2024

       Jeffrey J. Bird
       Chief Executive Officer
       Dril-Quip, Inc.
       v2050 West Sam Houston Parkway S., Suite 1100
       Houston, Texas 77042

                                                        Re: Dril-Quip, Inc.
                                                            Form 10-K filed on
February 27, 2024
                                                            File No. 001-13439

       Dear Jeffrey J. Bird:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K filed on February 27, 2024

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations, page 43

   1. You present total segment operating income which is a non-GAAP measures and should be reconciled to the
most directly comparable GAAP measure. However, once reconciled it would appear such a
measure may include adjustments that are inconsistent with the applicable nonGAAP
guidance. In this regard, adjusting for    Corporate    expenses appears
                                                        to present nonGAAP
measures that exclude normal, recurring, cash operating expenses.
                                                        Therefore, please
revise to remove these measures from your periodic filings or tell us why you believe the
measure is properly disclosed. Refer to Item 10(e)(1)(i)(B) of
                                                        Regulation S-K and
Questions 100.01 and 104.04 of the non-GAAP C&DIs.
   2. We note that you are presenting a table that discloses your revenues and operating income
                                                        (loss) by business
segments. However, we note that you do not include a discussion and analysis of each of the
segment's operating income(loss). Please describe your
                                                        consideration whether a
discussion of segment information would be necessary to an
                                                        understanding of your
business. We refer you to Item 303(b) of Regulation S-K.
 Jeffrey J. Bird
Dril-Quip, Inc.
June 3, 2024
Page 2
Consolidated Financial Statements
Note 6. Revenue Recognition, page 70

3. Please revise in future filings the table to segregate revenue recognized under ASC 606 from that recognized under ASC 842. In this regard, we note that the footnote table is describe as "Revenues from contracts with customers". We refer you to ASC 606-10-50-
         4(a). In addition, the contract balances should be separately disclosed from lease assets.
         We refer you to ASC 606- 10-50-8.
Note 9. Restructuring and other charges, page 71

4. We note your disclosure that you "shifted from manufacturing in-house to a vendor outsourcing model which resulted in inventory write-downs of approximately $19.3 million". Additionally, you state " as part of the 2021 global strategic plan [you]
         discontinued certain product categories which resulted in inventory write-downs...of approximately $47.7 million". Please be advised that inventory markdowns should be classified in the income statement as a component of costs of goods sold. We refer you to
         ASC 420-10-S99-3. Please advised or revise.
Note 12. Leases and Lease Commitments, page 73

5. You disclose that most of your leases do not provide an implicit rate and you use an estimated incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments. Please clarify whether the rates implicit in your leases as a lessee are not readily determinable and if that is the basis for using your incremental borrowing rate as the discount rate for your leases.
         Refer to    Rate Implicit in the Lease    defined in ASC 842-20-20.
Note 13. Business Segments, page 75

6. Please revise future filings to reconcile the segment operating income(loss) to consolidated income(loss) before income taxes pursuant to ASC 280-10-50-30(b).
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Becky Chow at 202-551-6524 or Stephen Krikorian at 202-551-3488 with any questions.



FirstName LastNameJeffrey J. Bird                               Sincerely,
Comapany NameDril-Quip, Inc.
June 3, 2024 Page 2                                             Division of
Corporation Finance
FirstName LastName                                              Office of
Technology